Exhibit (d)

The Hamilton Lane Credit Income Fund

Amended and Restated Multiple Class Plan

This Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board of Trustees”) of the Hamilton Lane Credit Income Fund (the “Fund”) with respect to each class of shares of beneficial interests (“Shares”) of the Fund. The Plan has been adopted in compliance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has established four classes of Shares known as Class R, Class I, Class Y and Class S (each a “Class” and collectively, the “Classes”). Each Class will have the same rights and obligations and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more Classes shall be borne by such Class(es). Each Class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and each Class will have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class. The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a Class are appropriate and amend the Plan accordingly without the approval of holders of Shares of any Class. This Plan will be construed in accordance with the internal laws of the State of Delaware and the applicable provisions of the 1940 Act. If any provision of this Plan is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Plan will not be affected thereby.

Class R Shares

Shares of Class R (the “Class R Shares”) are sold at net asset value per Class R Share, subject to a sales charge of up to 3.50% of the subscription amount, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class R Shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Class R Shares. Holders of Class R Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to Class R Shares. Class R Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Class I Shares

Shares of Class I (the “Class I Shares”) are sold at net asset value per Class I Share, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class I Shares are not subject to a distribution plan or services plan. Class I Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

Class Y Shares

Shares of Class Y (the “Class Y Shares”) are sold at net asset value per Class Y Share, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class Y Shares are not subject to a distribution plan or services plan. Class Y Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

Class S Shares

Shares of Class S (the “Class S Shares”) are sold at net asset value per Class S Share, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class S Shares are not subject to a distribution plan or services plan. Class S Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

Early Repurchase Fee

A 2.00% early repurchase fee may be charged by the Fund with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a shareholder may be waived by the Fund in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the respective Class. Each Class may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount by that Class, or if the Class receives services of a different kind or to a different degree than other Classes. Fees and expenses may be waived or reimbursed by the Fund’s investment adviser, Hamilton Lane Advisors, L.L.C. (the “Adviser”), or its affiliates, or any other service provider to the Fund. Such waiver or reimbursement may be applicable to some or all of the Classes and may be in different amounts for one or more Classes. Fund expenses will be allocated to the respective Classes in a manner consistent with Rule 18f-3(c)(1) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted: September 24, 2025

Amended and Restated: December 17, 2025